SEC file number 0-21782

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant's Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 10

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _A_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _A_

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER CHALLENGE FORESTS LIMITED

Date 15 July 2002

P M GILLARD
SECRETARY

FLETCHER CHALLENGE
FORESTS

NEWS RELEASE

STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

BANK FUNDING FOR CNIFP PURCHASE CONFIRMED

Auckland, 15 July 2002 – Fletcher Challenge Forests today confirmed that it had secured commitments for a new loan facility of US$600 million to fund the purchase of the assets of the Central North Island Forest Partnership (CNIFP). The purchase transaction is subject to shareholder approvals and other conditions, as previously advised.

The new four-year facility has been arranged by the Bank of New Zealand and HSBC, with participation by National Bank of New Zealand, ANZ, Rabobank, Citibank, Westpac and Credit Suisse. It will replace the Company's existing facilities as well as provide the debt funding required for the purchase.

The new facility offers greater flexibility than the Company's existing arrangements, at lower cost.

Terry McFadgen, Chief Executive of Fletcher Challenge Forests, said "We are delighted at the widespread support given to this new debt facility. The participation of so many of the region's leading banks confirms the quality of this asset."

He noted that a Special Meeting of Shareholders had been called for Tuesday 13 August 2002, to consider the CNIFP transaction.

The Notice of Meeting and Explanatory Memorandum will be mailed to shareholders early next week, accompanied by a report from Grant Samuel & Associates Limited as Independent Reporter.

Ends

To:	BUSINESS EDITOR	From:	Paul Gillard Company Secretary FLETCHER CHALLENGE FORESTS
Fax:	AUTO	Telephone: Mobile: Fax:	64-9-571 9846 0274 320 310 64-9-571 9872